AB 3/7

*KH 3/4

SEC Mail Processing Section
FEB 28 2011
Washington, DC
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/06/09 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FirstMerit Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Cascade Plaza, 1st Floor
(No. and Street)

Akron	Ohio	44308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Reed — (330) 384-7229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

50 S. Main St	Akron	OH	44308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11017686

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/7

OATH OR AFFIRMATION

I, Randy Reed, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FirstMerit Financial Services, Inc, as of December 31st, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial and Operating Officer

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

SARAH TROYER, NOTARY
STATE OF OHIO
MY COMMISSION EXPIRES: 9/25/2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

FirstMerit Financial Services, Inc.
December 31, 2010
With Report of Independent Registered Public
Accounting Firm

A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the Chicago regional office of the Securities and Exchange Commission, the region in which FirstMerit Financial Services, Inc. has its principal place of business.

FirstMerit Financial Services, Inc.

Statement of Financial Condition

December 31, 2010

Contents

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Tel: 216 861 5000
www.ey.com

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
FirstMerit Financial Services, Inc.

We have audited the accompanying statement of financial condition of FirstMerit Financial Services, Inc. (the Company) as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of FirstMerit Financial Services, Inc. at December 31, 2010, in conformity with US generally accepted accounting principles.

Ernst & Young LLP

/s/ Ernst & Young LLP

Cleveland, Ohio
February 15, 2011

FirstMerit Financial Services, Inc.

Statement of Financial Condition

December 31, 2010

Assets	
Cash	$ 2,056,195
Deposit with clearing broker	50,000
Receivables from brokers and dealers	436,097
Due from affiliates	152,091
Prepaid expenses	83,433
Other assets	13,081
Total assets	$ 2,790,897
Liabilities and shareholder's equity	
Liabilities:	
Commissions payable	$ 443,317
Accounts payable and accrued expenses	19,528
Due to affiliates	1,215,746
Total liabilities	1,678,591
Shareholder's equity:	
Common stock, no par value, 1,000 authorized, issued and outstanding	1,500,000
Retained deficit	(387,694)
Total shareholder's equity	1,112,306
Total liabilities and shareholder's equity	$ 2,790,897

See accompanying notes.

1. Organization and Nature of Business

FirstMerit Financial Services, Inc. (FMFS or the Company) is a wholly-owned subsidiary of FirstMerit Bank, N.A. (FirstMerit), which in turn is a wholly-owned subsidiary of FirstMerit Corporation (the Parent). The Company is a registered introducing broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed on March 20, 2009 with a capital contribution of $1,500,000 and was granted approval from FINRA on October 6, 2009. The Company requested permission to file audited financial statements as of December 31, 2010 and for the period from October 6, 2009 (the date of approval) through December 31, 2010. FINRA approved this request. The Company primarily sells investment company shares and variable annuity contracts through licensed/registered representatives located in FirstMerit branches in Ohio, Illinois and Pennsylvania. In addition to sales of investment company shares and annuity contracts, the Company sells corporate debt and equity securities, unit investment trusts, and US government securities.

The Company executes its customers' transactions on a fully-disclosed basis through an unaffiliated clearing broker-dealer, National Financial Services, LLC (NFS), which carries the accounts and securities of the Company's customers. Some sales of variable annuity contracts are done on a wire-order basis.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Principal Transactions

Principal transactions are riskless principal trades entered into by the Company only when it has a confirmed customer order and are recorded on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated on a benefit for loss basis, so that net operating losses and other tax attributes are characterized as realized by the Company when those attributes are realized in the consolidated tax return. The amount of current provision or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its temporary differences in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Subsequent Events

Subsequent events have been evaluated through the date of financial statement issuance, February 15, 2011. There have been no material subsequent events requiring recognition in the financial statements or disclosure in the notes to the financial statements.

Accounting Pronouncements

The FASB issued ASU 2010-06, *Improving Fair Value Disclosures*, on January 21, 2010. This amended ASC 820 to require additional disclosures regarding fair value measurements. Specifically, amounts of significant transfers between Level 1 and 2 and the reasons for those transfers; the reasons for any transfers in or out of Level 3; and additional information in the recurring Level 3 reconciliation about purchases, sales, issuances, and settlements. These disclosures are effective January 1, 2010 for FMFS, with the exception of the requirement to disclose additional information for recurring Level 3 items.

3. Cash Segregated for Regulatory Purposes

As of December 31, 2010, there are no transactions that require cash to be segregated in reserve bank accounts for the exclusive benefit of customers as required by Rule 15c3-3 under the Securities Exchange Act of 1934.

4. Fair Value Measurements

ASC 825, *Fair Value Measurements and Disclosures*, requires fair value measurements and disclosures for all applicable financial and nonfinancial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value, expands disclosures about fair value measurements, and applies only when other guidance requires or permits assets or liabilities to be measured at fair value; it does not expand the use of fair value in any new circumstances. At December 31, 2010, the Company does not have any financial assets or liabilities that are required to be disclosed under this guidance.

5. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and its affiliates.

Receivables and payables resulting from transactions with affiliates are, in management's opinion, conducted on terms similar to those with unrelated third parties. The amounts are non-interest bearing and settle in the normal course of business.

6. Employee Benefit Plans

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under a noncontributory pension plan, group medical and dental plans, and postretirement health and life insurance plans established by the Parent. The costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company's proportionate share of the related costs.

Effective January 1, 2007, the Parent closed the defined benefit pension plan to new participants. Fully vested participants in the plan as of December 31, 2006 continue to be participants in the plan.

6. Employee Benefit Plans (continued)

In January 2009, the Parent announced to employees that the subsidy for the retiree medical plan for current eligible active employees would be discontinued effective March 1, 2009. Eligible employees who retired on or prior to March 1, 2009 were offered subsidized retiree coverage until age 65. Employees who retire after March 1, 2009 will not receive a Corporation subsidy toward retiree medical coverage.

The Parent maintains a savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all full-time and part-time employees beginning in the quarter following three months of continuous employment. The savings plan was approved for non-vested employees in the defined benefit pension plan and new hires as of January 1, 2007. Matching contributions vest in accordance with plan specifications. Effective January 1, 2009, the Parent suspended its matching contribution to the savings plan.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934. The Rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness," as defined, exceeds 15 times its net capital. Under this Rule, the Company may be required to reduce its business if its net capital ratio, exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

As a full service introducing broker-dealer, the Company is required to maintain minimum net capital of the greater of $50,000 or 6 2/3% of aggregate indebtedness. At December 31, 2010, the minimum amount required was approximately $111,906 and the Company's net capital and aggregate indebtedness to net capital ratio was $711,668 and 2.04 to 1, respectively.

8. Commitments and Contingencies

Since the Company is an introducing broker-dealer, securities transactions are processed by a clearing broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The services provided by the clearing broker-dealer include the execution of certain securities transactions, the preparation of customer trade confirmations, the maintenance of customer accounts, and the custody and delivery of securities. In conjunction with this arrangement and in the event that certain customers do not fulfill their obligations involving securities transaction, the Company would be required to make whole its clearing broker for any losses incurred in the settlement of defaulted customer obligations. No losses from such contingencies have been incurred or are anticipated by management.

8. Commitments and Contingencies (continued)

From time to time in the normal conduct of its business, the Company is involved in various claims and lawsuits. Management believes the amounts that will ultimately be required, if any, in connection with such matters will not have a material effect on the financial position or results of operations of the Company.

The Company is obligated under various non-cancelable operating leases to office space. Minimum future rental payments under non-cancelable operating lease commitments at December 31, 2010 are as follows:

At December 31:	
2011	$ 83,328
2012	83,328
2013	83,328
2014	34,720
	$ 284,704

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Tel: 216 861 5000
www.ey.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Shareholder and Board of Directors
FirstMerit Financial Services, Inc.

In planning and performing our audit of the financial statements of FirstMerit Financial Services, Inc. (the Company), as of December 31, 2010 and for the period of October 6, 2009 through December 31, 2010, in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These deficiencies were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of December 31, 2010 and for the period October 6, 2009 through December 31, 2010, and these deficiencies do not affect our report on the financial statements of the Company dated February 15, 2011. As of December 31, 2010, the Company did not properly record prepaid assets of $83,333 and therefore, overstated the current period's expenses. Additionally, the Company recorded $16,500 of commissions receivable and related commissions revenue that was not earned. These conditions resulted in misstatements in the Company's general ledger and December FOCUS report. The Company subsequently amended its December 31, 2010 FOCUS report to reflect these items and recorded the appropriate amounts in the audited financial statements as of December 31, 2010. In response to the need to implement more effective controls over the financial reporting processes, the Company has dev eloped new controls and modified existing controls that will be implemented to improve its control environment.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, except for the matters described in the preceding paragraph, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

ERNST & YOUNG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

/s/ Ernst & Young LLP

Cleveland, Ohio
February 15, 2011

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115
Tel: 216 861 5000
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors and Management
FirstMerit Financial Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of FirstMerit Financial Services, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period of January 1, 2010 through December 31, 2010. FirstMerit Financial Services, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries including cleared checks and bank statements.

   There were no findings

2. Compared the amounts reported on the Statement of Income (Loss) derived from the FOCUS reports and the general ledger with the amounts reported in Form SIPC-7 for the period of January 1, 2010 through December 31, 2010.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with the FOCUS reports and general ledger.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period of January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

/s/ Ernst & Young LLP

Cleveland, Ohio
February 15, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068177 FINRA DEC
FIRSTMERIT FINANCIAL 17*17
3 CASCADE PLZ
AKRON OH 44308-1124

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,588.02

B. Less payment made with SIPC-6 filed (exclude interest) (844.75)

9/16/2010
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 743.27

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 743.27

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 743.27

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FirstMerit Financial Services
(Name of Corporation, Partnership or other organization)

Randy Reed
(Authorized Signature)

CFO/COO
(Title)

Dated the 14th day of January, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,512,151.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 7,536,319

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest Income, Conversion Credit, Marketing Allowance 340,623

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 7,876,942

2d. SIPC Net Operating Revenues $ 635,209

2e. General Assessment @ .0025 $ 1,588.02

(to page 1, line 2.A.)